SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 5)

B. Riley Financial, Inc. (f/k/a Great American Group, Inc.)
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

05580M108
(CUSIP Number)

Elliott Associates, L.P.

c/o Elliott Management Corporation

40 West 57th Street

New York, NY 10019

with a copy to:

Eleazer Klein, Esq.
Marc Weingarten, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 25, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05580M108	Schedule 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Elliott Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 757,790
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 757,790
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 757,790
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05580M108	Schedule 13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Elliott International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,499,270
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,499,270
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,499,270
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05580M108	Schedule 13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Elliott International Capital Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,499,270
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,499,270
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,499,270
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 05580M108	Schedule 13D/A	Page 5 of 10 Pages

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned, Liverpool and Middleton (each as defined below) ("Amendment No. 5"). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 1.	SECURITY AND ISSUER

Item 1 is hereby amended and restated as follows:

This statement relates to the common stock, par value $0.0001 per share (the "Common Stock"), of B. Riley Financial, Inc. (f/k/a Great American Group, Inc.), a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 21255 Burbank Boulevard, Suite 400, Woodland Hills, CA.

Item 2.	IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated as follows:

(a)-(c) This statement is being filed by Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, "Elliott" or "we"), Elliott International, L.P., a Cayman Islands limited partnership ("Elliott International"), and Elliott International Capital Advisors Inc., a Delaware corporation ("EICA" and collectively with Elliott and Elliott International, the "Reporting Persons"). Elliott Advisors GP LLC, a Delaware limited liability company ("Elliott Advisors"), which is controlled by Paul E. Singer ("Singer"), Elliott Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"), which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company ("Special GP"), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), which is also controlled by Singer, is the sole general partner of Elliott International. EICA is the investment manager for Elliott International. EICA expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.

ELLIOTT

The business address of Elliott is 40 West 57th Street, New York, New York 10019.

The principal business of Elliott is to purchase, sell, trade and invest in securities.

SINGER

Singer's business address is 40 West 57th Street, New York, New York 10019.

Singer's principal business is to serve as the sole managing member of Elliott Advisors, as a general partner of Capital Advisors, as the president of EICA, and as a managing member of Special GP.

CAPITAL ADVISORS

The business address of Capital Advisors is 40 West 57th Street, New York, New York 10019.

CUSIP No. 05580M108	Schedule 13D/A	Page 6 of 10 Pages

The principal business of Capital Advisors is the furnishing of investment advisory services. Capital Advisors also serves as a managing member of Special GP and as a general partner of Elliott.

The names, business addresses, and present principal occupation or employment of the general partners of Capital Advisors are as follows:

NAME	ADDRESS	OCCUPATION

Paul E. Singer	40 West 57th St. New York, New York 10019	Sole Managing Member of Elliott Advisors; General partner of Capital Advisors; President of EICA; and a managing member of Special GP

Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors

Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General Partner of Capital Advisors

The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:

NAME	ADDRESS	OCCUPATION

Paul E. Singer	40 West 57th St. New York, New York 10019	Sole Managing Member of Elliott Advisors; General partner of Capital Advisors; President of EICA; and a managing member of Special GP

ELLIOTT SPECIAL GP, LLC

The business address of Special GP is 40 West 57th Street, New York, New York 10019.

The principal business of Special GP is serving as a general partner of Elliott.

The names, business address, and present principal occupation or employment of the managing members of Special GP are as follows:

NAME	ADDRESS	OCCUPATION

Paul E. Singer	40 West 57th St. New York, New York 10019	Sole Managing Member of Elliott Advisors; General partner of Capital Advisors; President of EICA; and a managing member of Special GP

Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors

Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General Partner of Capital Advisors

CUSIP No. 05580M108	Schedule 13D/A	Page 7 of 10 Pages

ELLIOTT ADVISORS

The business address of Elliott Advisors is 40 West 57th Street, New York, New York 10019.

The principal business of Elliott Advisors is serving as a general partner of Elliott.

The name, business address, and present principal occupation or employment of the sole managing member of Elliott Advisors are as follows:

NAME	ADDRESS	OCCUPATION

Paul E. Singer	40 West 57th St. New York, New York 10019	Sole Managing Member of Elliott Advisors; General partner of Capital Advisors; President of EICA; and a managing member of Special GP

ELLIOTT INTERNATIONAL

The business address of Elliott International is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, British West Indies.

The principal business of Elliott International is to purchase, sell, trade and invest in securities.

The name, business address, and present principal occupation or employment of the general partner of Elliott International is as follows:

NAME	ADDRESS	OCCUPATION

Hambledon, Inc.	c/o Maples & Calder P.O. Box 309 Ugland House South Church Street George Town, Cayman Islands British West Indies	General partner of Elliott International

HAMBLEDON

The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:

NAME	ADDRESS	OCCUPATION

Paul E. Singer	40 West 57th St. New York, New York 10019	Sole Managing Member of Elliott Advisors; General partner of Capital Advisors; President of EICA; and a managing member of Special GP

CUSIP No. 05580M108	Schedule 13D/A	Page 8 of 10 Pages

EICA

The business address of EICA is 40 West 57th Street New York, New York 10019.

The principal business of EICA is to act as investment manager for Elliott International.

The name, business address, and present principal occupation or employment of the sole director and executive officer of EICA is as follows:

NAME	ADDRESS	OCCUPATION

Paul E. Singer	40 West 57th St. New York, New York 10019	Sole Managing Member of Elliott Advisors; General partner of Capital Advisors; President of EICA; and a managing member of Special GP

(d) and (e) During the last five years, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Singer is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated as follows:

Elliott Working Capital	The aggregate purchase price of the shares of Common Stock owned by Elliott through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott ("Liverpool"), is approximately $3,645,739.

Elliott International Working Capital	The aggregate purchase price of the shares of Common Stock owned by Elliott International through Middleton International Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of Elliott International ("Middleton"), is approximately $10,227,612.

The Reporting Persons may effect purchases of the shares of Common Stock through margin accounts maintained for them with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in the shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock.

Item 5.	PURPOSE OF TRANSACTION

Item 5 is hereby amended and restated as follows:

(a) As of the date hereof, Elliott, Elliott International and EICA collectively have beneficial ownership of 2,257,060 shares of Common Stock constituting approximately 8.4% of the shares of Common Stock outstanding.

CUSIP No. 05580M108	Schedule 13D/A	Page 9 of 10 Pages

The aggregate percentage of the shares of Common Stock reported owned by each person named herein is based upon 26,927,947 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of October 30, 2019, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2019, filed with the Securities and Exchange Commission on November 1, 2019.

As of the date hereof, Elliott, through Liverpool, beneficially owned 757,790 shares of Common Stock constituting 2.8% of the shares of Common Stock outstanding.

As of the date hereof, Elliott International, through Middleton, beneficially owned 1,499,270 shares of Common Stock constituting 5.6% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International may be deemed to beneficially own the 1,499,270 shares of Common Stock beneficially owned by Elliott International, constituting 5.6% of the shares of Common Stock outstanding.

(b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by it through Liverpool.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International through Middleton. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c) The transactions in the shares of Common Stock effected by the Reporting Persons during the past 60 days, which were all in the open market, are set forth on Schedule 1 attached hereto.

(d) No person other than Elliott and Liverpool has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

No person other than Elliott International, Middleton and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

(e) Not applicable.

Item 7.	EXHIBIT

Item 7 is hereby amended to add the following exhibits:

Exhibit	Description

Exhibit 99.1:	Joint Filing Agreement

Schedule 1 -	Transactions of the Reporting Persons Effected During the Past 60 Days

CUSIP No. 05580M108	Schedule 13D/A	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: November 27, 2019

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President

Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D/A with respect to the shares of Common Stock of B. Riley Financial, Inc., dated November 27, 2019, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

DATE: November 27, 2019

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions were effected directly by Elliott Associates, L.P. through Liverpool in the Common Stock during the past 60 days:

Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share

11/25/2019	Common Stock	(35,715)	29.38
11/26/2019	Common Stock	(6,600)	29.16
11/26/2019	Common Stock	(2,236)	29.25
11/27/2019	Common Stock	(3,939)	29.00
11/27/2019	Common Stock	(900)	29.03